SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                      ____________________________________

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                      ____________________________________


                                  Versar,  Inc.
                                  -------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    925297103
                                    ---------
                                 (CUSIP Number)

                                  June 14, 2002
                                  -------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [   ] Rule 13d-1(b)

                               [ x ] Rule 13d-1(c)

                               [   ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

                                                          Page  2  of  4  Pages
1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS

      Radyr Investments Limited


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [  ]

3.    SEC  USE  ONLY

4.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:   British Virgin Islands

  NUMBER OF      5.  SOLE VOTING POWER           677,603 shares of Common Stock of the Issuer.
   SHARES        6.  SHARED  VOTING  POWER       None.
BENEFICIALLY     7.  SOLE  DISPOSITIVE  POWER    677,603 shares of Common Stock of the Issuer.
OWNED BY EACH    8.  SHARED DISPOSITIVE POWER    None.
  REPORTING
PERSON  WITH

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,603 shares of Common Stock of the Issuer

10.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)
      EXCLUDES  CERTAIN  SHARES          [   ]

11.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      9.9%

12.   TYPE  OF  REPORTING  PERSON
       CO


ITEM  1(a).     NAME  OF  ISSUER.
                Versar,  Inc.

ITEM  1(b).     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES.
                6850  Versar  Center
                Springfield,  VA  22151

ITEM  2(a).     NAMES  OF  PERSON  FILING.
                Radyr  Investments  Limited

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE. THE ADDRESS OF THE PRINCIPAL BUSINESS OFFICE OF RADYR INVESTMENTS LIMITED IS:
                C/o  Beacon  House  Management
                Harbour  House,  2nd  Floor
                Waterfront  Drive
                Road  Town,  Tortola
                British  Virgin  Islands

ITEM  2(c).     CITIZENSHIP.
                Radyr  Investments  Limited  is  a  British  Virgin  Islands
                Corporation.

ITEM  2(d).     TITLE  OF  CLASS  OF  SECURITIES.
                Common  Stock

                                                          Page  3  of  4  Pages
ITEM  2(e).  CUSIP  NUMBER.
             925297103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
             Not applicable. This statement is filed pursuant to Rule 13d-1(c).

ITEM  4.     OWNERSHIP.

(a) Amount beneficially owned by reporting person, are 677,603 shares of Common Stock of the Issuer.

(b) Percent of Class: The reporting person beneficially holds 9.9% of the Issuer's issued and outstanding Common Stock based on 6,844,483 shares of common stock of the Issuer issued and outstanding as of May 1, 2002.

(c)  Number  of  shares  as  to  which  such  person  has:

     (i) Sole power to direct the vote: 677,603 shares of common stock of the Issuer.

     (ii) Shared  power  to  vote  or  to  direct  the  vote:  None.

     (iii)Sole power to dispose or direct the disposition of the Common Stock:
          677,603  shares  of  Common  Stock  of  the  Issuer.

     (iv) Shared  power  to  dispose  or  direct  the  disposition  of:  None.

ITEM  5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS.
          Not  applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP.
          Not  applicable.

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP.
          Not  applicable.

ITEM  10. CERTIFICATION.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                          Page  4  of  4  Pages




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               June 21,  2002
                                 ------------------------------------------
                                                   (Date)

                                 /s/ Radyr Investments Limited
                                  By: David Sims, Director


                                   (Signature)